UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-22732

PACIFIC CREST CAPITAL, INC.

(Exact name of registrant as specified in charter)

30343 Canwood Street, Agoura Hills, California  91301      (818) 865-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	None

Pursuant to the Agreement and Plan of Reorganization dated October 16, 2003 by and between Pacific Crest Capital, Inc. and Pacific Capital Bancorp, each outstanding share of registrant’s common stock was converted into $26.00 in cash effective March 5, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934 Pacific Capital Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 8, 2004	By:	/s/ Donald Lafler
Donald Lafler, Executive Vice President and Chief Financial Officer